	Brian Lee Partner brian.lee@dentons.com D +1 212 768 6926	Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 United States

dentons.com

Brian Lee Partner

January 4, 2021

Asia Timmons-Pierce, Esq. Jay Ingram, Esq. United States Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing 100 F Street, N.E. Washington, DC 20549-3010

Re:	Big Cypress Acquisition Corp.
Registration Statement on Form S-1
Filed December 7, 2020
File No. 333-251178

Dear Ms. Timmons-Pierce and Mr. Ingram:

By your letter dated December 30, 2020 (the “SEC Letter”), the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) provided comments on the Registration Statement on Form S-1 (the “Registration Statement”) filed on December 7, 2020 by our client, Big Cypress Acquisition Corp. (the “Company”). This letter sets forth our response with respect to the comments contained in the SEC Letter. For your convenience, we have set forth below the Staff’s comments in bold italic typeface followed by the Company’s responses thereto and references in the responses to page numbers are to the marked version of Amendment No. 5 and to the prospectus included therein.

Concurrently herewith, we are filing Amendment No. 1 to the Registration Statement (the “Amendment”) electronically via the EDGAR system. The changes made in the Amendment reflect the responses of the Comment to the Staff’s comments as set forth in the SEC Letter.

The Company has asked us to convey the following as its responses to the Staff.

Cover Page

1.	Please revise the cover page to reflect that the sponsor purchased 2,156,250 founder shares for $25,000.

Response:

The Company respectfully advises the Staff that it has updated the Cover Page to reflect the purchase by the sponsor of 2,156,250 founder shares for $25,000. Please see the Cover Page of the Amendment.

Larraín Rencoret ► Hamilton Harrison & Mathews ► Mardemootoo Balgobin ► HPRP ► Zain & Co. ► Delany Law ► Dinner Martin ► Maclay Murray & Spens ► Gallo Barrios Pickmann ► Muñoz ► Cardenas & Cardenas ► Lopez Velarde ► Rodyk ► Boekel ► OPF Partners

United States Securities and Exchange Commission January 4, 2020 Page 2	dentons.com

General

2.	Please revise your disclosure throughout to clearly disclose the sponsor and Ladenburg ownership percentage after the closing of this offering and the private placement.

Response:

The Company respectfully advises the Staff that it has revised the disclosure throughout the Amendment to clearly disclose that, after the closing of the offering and the private placement, the sponsor and Ladenburg shall each hold an ownership percentage of approximately 20.72% and approximately 1.65%, respectively. Please see the cover page and pages 11, 21 28, 37, and 51 of the Amendment.

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If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (212) 768 6926 or brian.lee@dentons.com, or Grant Levine at (212) 768 5384 or grant.levine@dentons.com, respectively.

Very truly yours,

/s/ Brian Lee
Brian Lee Partner

cc:	Samuel J. Reich
Big Cypress Acquisition Corp.